Park Madison Partners, LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2022

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**

PARK MADISON PARTNERS, LLC
TABLE OF CONTENTS
DECEMBER 31, 2022

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67270

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PARK MADISON PARTNERS, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 HARBOR ROAD
(No. and Street)

PORT WASHINGTON (City) NY (State) 11050 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

GENNARO J. FULVIO (Name) (212) 490-3113 (Area Code – Telephone Number) jfulvio@fulviollp.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SPICER JEFFRIES LLP
(Name – if individual, state last, first, and middle name)

4601 DTC BOULEVARD, SUITE# 700 (Address) DENVER (City) CO (State) 80237 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 349 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___NANCY I. LASHINE_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___PARK MADISON PARTNERS, LLC_____, as of ___DECEMBER 31_____, 2_022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DAVID BARNETT
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BA6399087
Qualified in New York County
My Commission Expires 10-15-2023



Signature:

Title:

MANAGING PARTNER

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD · SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Park Madison Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Park Madison Partners LLC (the "Company") as of December 31, 2022 and the related notes to the statement of financial condition. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as the Company's auditor since 2016.

Denver, Colorado
February 23, 2023



PARK MADISON PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$	3,776,451
Placement fees and related receivables		24,355,629
Other receivables		4,186
Securities owned, at fair market value		1,933,222
Equipment and furniture & fixtures, at cost, net of accumulated depreciation of $ 18,940		41,896
Security deposit		310,000
Right of use asset		598,948
Prepaid expenses and other assets		78,905
TOTAL ASSETS	$	31,099,237

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	491,499
Due to Parent company		3,600
Lease liability		638,906
TOTAL LIABILITIES		1,134,005
Commitments and contingencies (Note 5)		
MEMBERS' EQUITY		29,965,232
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	31,099,237

See notes to statement of financial condition

PARK MADISON PARTNERS, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

1. ORGANIZATION AND NATURE OF BUSINESS

Park Madison Partners, LLC (the "Company") was formed on January 20, 2006 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides placement agent services primarily to domestic and international real estate investment funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognizes revenue on its management and advisory contracts on a pro-rata basis over the term of the contract, which approximates when services are performed, in compliance with the newly effective revenue recognition rules.

Revenues for retainers received in connection with placement engagements will be recognized as services are performed, in compliance with the recently effective revenue recognition rules. The Company believes services are performed approximately in line with when retainers are received, similar to management and advisory contracts. Therefore, retainers will be recognized pro-rata over the life of the retainer agreement.

Revenue for success fees earned for placement services is recognized upon either the closing of the associated funds, or a written commitment from the investor, as applicable, calculated in either case as a percentage of the capital commitment made by an investor. However, If the Company is still obligated to provide any services post close, revenue will be recognized per the recently effective revenue recognition rules.

In some cases, based on the contract, the receipt of some portion of a success fee may be paid subsequent to the date the success fee is earned. In certain cases, interest accrues at the contracted stated rate for any period in which a placement fee receivable is outstanding. The accrued interest is included in the amount reflected as placement fees receivable. In any event, revenue earned in this case will be recognized per the recently effective revenue recognition rules. No interest has been charged on success fee staged payments during 2022.

3

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations

Three clients accounted for approximately 64% of investment advisory and private placement revenue for the current year.

The Company maintains cash with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash balances may be in excess of balances insured by FDIC. At year end amounts over the insurance limit were approximately $3.52 million.

The Company also maintains cash and securities with a financial institution that is a member of the Securities Investor Protection Corporation ("SIPC"). Securities held by that institution on behalf of the Company are protected by SIPC up to $500,000, which includes up to $250,000 of protection for cash. At times the value of the Company's account may exceed the SIPC insurance limits. At year end securities in this financial institution exceeded SIPC insurance limits by approximately $1.68.

Equipment, Furniture and Fixtures

Depreciation and amortization are provided on the straight-line method over the estimated useful lives.

Cash and Cash Equivalents

The Company considers all money market accounts and liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Fair Value Measurements

Fair value measurements are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, a fair value hierarchy prioritizes observable and unobservable inputs used to measure fair value into three levels, as described in Note 3.

Income Taxes

The Company is treated as a disregarded entity for federal and state income tax purposes and, therefore, does not record a provision for income taxes, except as noted following. Accordingly, the members report their share of the Company's income or loss on their income tax returns.

Income taxes are determined on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company follows the standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties.   The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for years before 2019.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Policy on Doubtful Accounts

The Company records an allowance for bad debts on receivables the Company deems uncollectible. Placement fees receivable are recognized and carried at net realizable value less an allowance for doubtful accounts. It is the policy of management of the company to review the outstanding accounts receivable as well as the bad debt write-offs and collections experienced in the past, economic factors, specific customer information, and current credit considerations to establish an allowance for doubtful accounts for potentially uncollectible amounts. Accounts are written off when they are determined to be uncollectible based upon management's assessment of individual accounts.

3. PLACEMENT FEES RECEIVABLE

Based on the terms of various contracts and the estimated collections, the projected receivables as of year-end to be collected over the next three years are as follows:

2023	$	16,988,813
2024		6,321,513
2025		1,045,303
	$	24,355,629

4. COMMITMENTS

On July 07, 2021, the Company entered into an operating lease agreement to lease office space in New York City, which expires August 12, 2024.

Future minimum rent payments on this lease are as follows:

Year Ended December 31		
2023		409,045
2024		251,805
	$	660,850

The Company also currently operates out of an office owned by an officer of the Company. Rent on this office is $2,000 per month.

Total rent and occupancy expense amounted to $409,045 for the current year. The discount rate used in the calculation of the Right of use asset and Lease liability on the statement of financial condition is 4% per annum.

5. EQUIPMENT, FURNITURE AND FIXTURES

			Estimated Useful Life
Equipment	$	88,493	5 years
Furniture and fixtures		11,513	7 years
Subtotal		100,006	
Less accumulated depreciation		58,110	
	$	41,896	

6. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2022, the Company's net capital was $4,937,367 which exceeded required net capital of $35,670 by $4,901,697. The ratio of aggregate indebtedness to net capital was 0.108 to 1.

Under the exemptive provisions of rule 15c3-3, the Company is required to segregate funds in a special reserve account for the exclusive benefit of customers.

7. SUBSEQUENT EVENTS

Management of the Company has evaluated, events and transactions that may have occurred since December 31, 2022 up until the date of the audit opinion and determined that there are no material events that would require disclosures in the Company's financial statements.